                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention:
Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510,
Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                        ASSOCIATE QUESTIONS AND ANSWERS
                             MAY 31, 2001 - UPDATE


1.  Has the Company Reconsidered stay-puts?

    The Company has not made a decision regarding stay-puts. No stay-puts, if any, will be announced until after the FTC issues a decision.

2. Will the new company have a stock option plan? How can an employee get considered for stock options under our current plan and the new plan if there is one?

    The new company is expected to have a stock option plan. No details have been decided.

    Under our current plan, shareholders authorize a certain amount of shares for stock option grants for a certain period of time. The 2001 grant exhausted all available shares. A new stock option plan was approved in the March shareholders' meeting. Those authorized options will be
    available for distribution in 2002.    Option grants typically take place
    once a year, generally sometime in December/January.

    In the past, a certain amount of shares would be allocated to each region. Regional Vice Presidents would make recommendations for option grants. However, all option grants would be approved and finalized by senior management at the Corporate Office. No decisions have been made as to whether this practice will continue in the new company.

3. I heard that Bergen pays significantly higher than AmeriSource. Is this true and if so will we be getting pay adjustments after the merger?

    Specific data regarding pay levels have not been exchanged between AmeriSource and Bergen. The integration consultants will be doing a comparison of the compensation plans of each organization. We understand Bergen's base wages may be higher than AmeriSource, but this can be attributed to several compensation factors. Compensation philosophies are influenced by geographic location, cost of living, cost of labor, profit margins, core businesses, etc. However, it should be noted that a review of total compensation, including the AmeriSource employee benefit plans, indicates that AmeriSource's total compensation philosophy is very competitive.

    No decisions have been made regarding compensation structures for the new company. The findings of the consultants, upon review of both companies' compensation, will be a factor considered in any decisions about compensation in the new company.

4. In regards to the outside consultants auditing the two companies and keeping "the best of the best" in AmeriSource-Bergen, are you solely referring to products, services and programs or does that include associates? Should we be prepared for interviews with these consultants regarding our position and function within the corporation?

    The "best of the best" does include associates along with products, services, and programs. At the end of the day, there may be more "best" people than we have jobs available. Associates will be selected based upon a number of factors such as job, location, availability, and interest. There will probably be people who are excellent, but will not be staying. We do not know, at this time, the extent of interviews that may be required of associates; we do know that being interviewed is not a criterion.

5. Does Bergen currently have a Question and Answer communication channel similar to this one? If so, can we receive the Bergen Q&A? Will AmeriSource share Q&A with Bergen?

    Yes, Bergen does have a question and answer communication channel. As a matter of fact, we have been including relevant questions and answers from Bergen in our Q & A. We provide Bergen our questions and answers each time we update our Q & A and they in turn communicate relevant information to their associates. The two companies have been collaborating on many of the answers to associates' questions. In addition, all Q&A from both companies are filed with the SEC as part of the merger review process. As such, they are available on the Internet.

6. When layoffs occur, what assistance will AmeriSource provide for these individuals with finding new employment?

    No decisions have been made regarding outplacement assistance. Both AmeriSource and Bergen have used the same provider in the past (Lee Hecht Harrison) and the topic is being discussed. However, our employee assistance program through Carebridge offers a wide variety of assistance to employees, including resume development and interviewing coaching for downsized employees, financial planning, stress management, etc. If a facility does close, all affected associates will be given a minimum of 60 days notice. We will advise associates when more information becomes available.


ADDITIONAL INFORMATION ABOUT THE MERGER
---------------------------------------

     In connection with their proposed merger, AmeriSource and Bergen Brunswig have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.